Contact

www.linkedin.com/in/sdjor
(LinkedIn)
youcaring.com/stefanfortheheart
(Other)
vimeo.com/stefball (Personal)

Top Skills

Trilingual
Microsoft Suite
Professional Pilot

Languages

German
English
Serbian

Honors-Awards

Dean's List
James Scholar Honors Program
MCB Leader
Front-Line Scholarship
STEM Scholarship

Publications

NASA Co-Op and Intern go beyond
'what if' to conquer Mount Everest
FAA Recognizes Stefan Djordjevic
The Young Adult's Body in an
Extreme Environment: A Mount
Everest Case Study.
Three December Grads to Know

Stefan D.

Martian, Filmmaker, Founder
Austin, Texas, United States

Summary

In a culture that asks you to pick a lane, Stefan seems happiest at
the merge. Producer and provocateur in equal measure, he treats
creativity and execution as one craft. Under the banner of Martian he
likes to stamp THURSDAY on the word impossible. The brief is plain
enough. Find what others say cannot be done, then ship before the
explanation is finished.

Plenty preach outside the box. Djordjevic stacks the boxes and
builds a rocket. Pressure does not rattle him. He has commanded
the frame in award winning work and launched a social network that
did not exist and somehow did two days later.

The method keeps a quiet creed. Martian reads less like a brand and
more like a way of living. Mornings start with table reads for ideas,
afternoons with field tests, evenings with edits. Nothing is sacred
except iteration. Curiosity is not a mood. It is the daily chore that
keeps the work honest.

The promise is modest and rare. Direction over drama, progress
over noise. Founders who arrive with a tangle of aims leave with a
rhythm and a road. Not products for their own sake, but decisions
that teach the next one how to be made.

_____

Experience

The Martian Company
Founder
December 2016 - Present (8 years 10 months)
United States

Doing the impossible!

Austin Toastmasters
3 years 3 months

Member
April 2019 - June 2022 (3 years 3 months)

I'm a member of the Greatest Public Speaking Club in the Known Universe!

Banquet Chair
July 2021 - November 2021 (5 months)
Austin, Texas Metropolitan Area

Organized the Greatest Banquet in the Known Universe!

VP of Public Relations
January 2020 - June 2021 (1 year 6 months)
Austin, Texas Area

Spearheading the PR efforts for the Greatest Toastmasters Club in the Known Universe!

CHICKEN
Former CEO (Chief Eggsecutive Officer)
May 2019 - December 2019 (8 months)

CHICKEN was a raw, unfiltered video messaging app on a mission to make the internet more human.

TEDMED
Front Line Scholar
September 2014 - September 2014 (1 month)
San Francisco Bay Area

Invited as a delegate to TEDMED 2014.

NASA
Project Analyst, AD-1
January 2013 - June 2014 (1 year 6 months)
Houston, Texas Area

Project Analyst for emerging research and technology development efforts at NASA Johnson Space Center.

University of Arkansas
Astrobiology Fellowship
May 2013 - July 2013 (3 months)
Fayetteville, Arkansas Area

Studied life on Mars using bench research technologies and authored two abstracts on methanogen survivability.

Mayo Clinic
Biomedical Engineering Fellowship
May 2012 - August 2012 (4 months)
Rochester, Minnesota Area

Designed a Binary Image Analysis Algorithm to better visualize STIM1 variability under TNF-a proliferation.

Deibel Laboratories
Microbiology and Food Science Fellowship
May 2011 - January 2012 (9 months)
Lincolnwood, Illinois Area

Tested foods such as Snickers, M&M's, and ice cream bars for Salmonella, E. coli, and Listeria.

Education

University of Illinois at Urbana-Champaign
Bachelor of Science - BS, Molecular Biology, Aviation · (2010 - 2013)